Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

May 6, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Conifer Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted May 6, 2015

Ladies and Gentlemen:

On behalf of our client, Conifer Holdings, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common shares.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2014, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in the Company’s consolidated statements of operations included in the Registration Statement on Page F-4. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Donald J. Kunz at (313) 465-7454 or Jeffrey H. Kuras at (313) 465-7446.

Yours sincerely,

/s/ Donald J. Kunz

Donald J. Kunz

Cc:	James G. Petcoff
Brian J. Roney

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